Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 WWW.VERSUSSYSTEMS.COM

FOR IMMEDIATE RELEASE

Versus Systems to Power Fan Engagement for New English and Welsh Cricket
Competition The Hundred

The Versus XEO Platform Will Drive In-Stadium Fan Engagement for New
Competition’s Eight Teams across England and Wales

LOS ANGELES, July 20, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT: BMVB) announced today that the company will be powering live in-stadium experiences for the inaugural season of The Hundred, a new cricket league in England and Wales that features a faster form of cricket matches. The Hundred begins play on July 21, 2021.

Following their continued work with US-based sports leagues like the NHL and MLB, Versus is partnering with London, UK-based Progress Productions to enhance the in-stadium experience for fans attending home matches for The Hundred’s eight teams. Fans will be able to use the Versus XEO Platform to play custom interactive games, including an all-new cricket game, while watching each 100-ball cricket match. Versus and Progress Productions recently completed a successful test match prior to the official league launch in July.

“We are very excited to be working with The Hundred and our partner Progress Productions to make these cricket matches as fun and engaging as possible for the fans attending their favorite team’s home match,” said Matthew Pierce, Founder and CEO of Versus Systems. “The Versus XEO platform is a perfect complement for the live events that are bringing fans back into stadiums across the world. We look forward to delivering cricket fans in England and Wales an appealing new way to engage with their favorite cricket teams and show support for The Hundred during its inaugural season.”

“At Progress we are incredibly excited about bringing Versus’s products to a UK audience. The ability to play live interactive games using the big screens will transform the spectator experience and bring new ways to connect our audience to cricket,” said James O’Brien, CEO of Progress Productions. “The Hundred is working hard to engage a younger audience with the sport. We really think that by connecting with them via handsets and using fun, engaging tools like Filter Fan Cam there will be a new layer of connectivity. For many, this will be the first major event that they will have been able to attend in over a year and we think that the Versus XEO platform will show the fans that Progress and The ECB have spent this time developing innovative ways to make their day at The Hundred a truly remarkable one.”

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

About The Hundred

The Hundred is a brand-new sports competition launching this summer (21 July-21 Aug). It fuses blockbuster entertainment with world-class cricket, inviting everyone to fall in love with the game at its intense, electrifying and incredible best. Combining a new short, fast format of cricket, with each game lasting less than three hours, and incredible entertainment beyond sport, The Hundred will make cricket more accessible to reach a broader audience. It’s simple: 100 balls per team, most runs wins, so every ball counts. The Hundred will feature eight brand new teams from seven cities, with men’s and women’s competitions taking place side by side: Welsh Fire (Cardiff), Southern Brave (Southampton), Northern Superchargers (Leeds), London Spirit, Trent Rockets (Nottingham), Oval Invincibles (London), Manchester Originals and Birmingham Phoenix. Each team will feature some of the best international and domestic cricketers from around the world, including England Men’s & Women’s World Cup winners. Games will be broadcast live on Sky Sports and BBC throughout the competition – so whether in ground or watching from home – you’ll be right amongst all the action. You won’t want to miss out on this summer’s sporting entertainment event! Join us for the latest news access to tickets by signing up at www.thehundred.com.

About Progress Productions

Progress Productions is an independent production company based in London and specializing in bringing entertainment and creative innovation to sporting events around the world. Progress’ USP is our experience and the ability to bring creativity into a sporting arena in an innovative and engaging way, whilst ensuring we deliver the highest editorial value to make sure that the sport itself remains authentic and the audience feels connected. With a passion for pushing the boundaries of creative revolution, and with an inventive approach to event production, we are breaking new ground in the presentation of sport around the world. For more information, please visit www.progress.london.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.

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